UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Evolutec Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (If applicable))

United Kingdom

(Jurisdiction of Subject Company's Incorporation or Organization)

Evolutec Group Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Mark Carnegie Brown
Magdalen Centre
Oxford Science Park
Oxford
OX4 4GA
+44.186.578.4 070

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Brian M. McCall **Dechert LLP** **2 Serjeants' Inn** **London. EC4Y 1LT** **Tel: +44.207.583.5353**	**Chris Mackie** **Olswang** **90 High Holborn** **London. WC1V 6XX** **Tel: +44.207.067.3000**

May 12, 2004

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Offer Document relating to recommended share offer by Evolutec Group Limited for Evolutec Limited.

(a) (2) Form of Acceptance and Authority relating to the offer by Evolutec Group Limited for Evolutec Limited.

(b) Not Applicable

Item 2. Informational Legends

The Offer is being made for the securities of a non-US company. The Offer will be made in accordance with the requirements of English law and will be subject to disclosure and other procedural requirements that are different from those under US law. Any financial statements included or incorporated in the Offer Document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that the Offeror may purchase securities in Evolutec otherwise than under the Offer, such as through privately negotiated purchases.

The New ordinary shares proposed to be issued in the United States in connection with the Offer will be issued pursuant to Rule 802 under the Securities Act and, where available, pursuant to exemptions from registration or qualification under State securities laws. Depending on the status of the New ordinary shares surrendered in the Offer, the New ordinary shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the Securities Act. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in New ordinary shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act), holders of New ordinary shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The New ordinary shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary in unlawful and may be a criminal offence.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.
(2) Not Applicable.
(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X is being concurrently filed by Evolutec Group Limited with the Commission.

(2) Not Applicable.

Exhibit Index

Exhibit Number

1.1 Offer Document relating to recommended share offer by Evolutec Group Limited for Evolutec Limited.

1.2 Form of Acceptance and Authority relating to the offer by Evolutec Group Limited for Evolutec Limited.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[illegible]

(Signature)

[illegible]

(Name and Title)

May 12, 2004

(Date)

Exhibit 1.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Ordinary Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into a US Restricted Jurisdiction, Canada, Australia or Japan. If you have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain these documents.

This document should be read in conjunction with the accompanying Form of Acceptance.

Offer

by

Evolutec Group Limited

for

Evolutec Limited

To accept the Offer, the Form of Acceptance should be completed and returned in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by no later than 27 May 2004. The procedure for acceptance of the Offer is set out in Appendix I and in the accompanying Form of Acceptance.

The Offer is not being made, directly or indirectly, in or into any US Restricted Jurisdiction, Canada or Japan. Accordingly, copies of this document and the Form of Acceptance are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any US Restricted Jurisdiction, Canada or Japan and persons receiving this document and the Form of Acceptance (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any US Restricted Jurisdiction, Canada or Japan.

The New ordinary shares have not been, nor will they be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and no steps have been nor will any be taken to enable the New ordinary shares to be offered in Japan in compliance with applicable securities laws in Japan; and the New ordinary shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the New ordinary shares may not (unless an exception under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into any US Restricted Jurisdiction, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any person in a US Restricted Jurisdiction or any person resident in Canada, Australia or Japan.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the Offer, the Offeror and Evolutec that are subject to risks and uncertainties, including those pertaining to a possible admission to trading on AIM. These statements are based on Evolutec's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

IMPORTANT INFORMATION FOR UNITED STATES SHAREHOLDERS

The Offer is being made for the securities of a non-US company. The Offer will be made in accordance with the requirements of English law and will be subject to disclosure and other procedural requirements that are different from those under US law. Any financial statements included or incorporated in the Offer Document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that the Offeror may purchase securities in Evolutec otherwise than under the Offer, such as through privately negotiated purchases.

The New ordinary shares proposed to be issued in the United States in connection with the Offer will be issued pursuant to Rule 802 under the Securities Act and, where available, pursuant to exemptions from registration or qualification under State securities laws. Depending on the status of the New ordinary shares surrendered in the Offer, the New ordinary shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the Securities Act. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in New ordinary shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act), holders of New ordinary shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The New ordinary shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary in unlawful and may be a criminal offence.

CONTENTS

Letter from the Chairman of

EVOLUTEC GROUP LIMITED

(Registered in England and Wales with registered number 5067291)

Directors: Dr David Bloxham
Dr Mark Carnegie Brown
John V Burke
Graeme Hart

Registered office: Magdalen Centre
Oxford Science Park
Oxford
OX4 4GA

To: Shareholders of Evolutec Limited

11 May 2004

Dear Sir/Madam

Offer by Evolutec Group Limited for all the Ordinary Shares of 10 pence each in Evolutec Limited

1. **INTRODUCTION**

As you will be aware from communications to you from Evolutec, the board of directors of Evolutec propose that Evolutec should apply for admission to the Alternative Investment Market of the London Stock Exchange plc (**"AIM"**) this summer. As part of that process, it is necessary for a new holding company structure to be established by means of all the shareholders in the Company transferring their shares to Newco in exchange for shares in Newco itself. This offer from Newco to acquire the whole of the issued ordinary share capital of Evolutec is sent to you as part of the process of establishing a new holding company for Evolutec. This will then enable Newco to seek to have its shares admitted to trading on AIM.

2. **THE OFFER**

The Offeror hereby offers to acquire, on the terms and subject to the conditions set out or referred to in this document and the accompanying Form of Acceptance, all the Ordinary Shares on the following basis:

for each Ordinary Share	**one New ordinary share of 10 pence in Newco**

except that any Shareholder who currently holds shares in the Offeror will receive as consideration under the Offer such number of New ordinary shares which, when aggregated with the ordinary shares in the Offeror currently held by him, equals the number of Ordinary Shares held by him in Evolutec.

Ordinary Shares will be acquired by the Offeror fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions (if any) hereafter declared, made or paid.

The sole condition of the Offer is set out in paragraph 3 of this letter and further terms of the Offer are set out in Appendices I and II to this document and in the Form of Acceptance.

The Offer may only be accepted in respect of a Shareholder's entire shareholding.

The New ordinary shares will be issued free from all liens, equities, charges, encumbrances and other interests and will be issued credited as fully paid and rank pari passu in all respects with existing ordinary shares in the Offeror, including the right to receive all dividends and other distributions declared, made or paid hereafter.

Following completion of the Offer and the allotment and issue of the New ordinary shares as consideration under the Offer, the New ordinary shares will be held in the same class and the same proportions as the Shareholders' current holdings in Evolutec.

3. CONDITION OF THE OFFER

The Offer is conditional only upon valid acceptances in respect of the Offer being received by 3.00 p.m. on 27 May 2004 (or such other later time as the Offeror may decide) in respect of not less than 40,035,250 Ordinary Shares which would on completion of the acquisition of such shares result in the Offeror becoming the holder of not less than 75 per cent of the issued ordinary share capital of Evolutec. The latest date on which the Offer can become or be declared unconditional in all respects is 27 May 2004.

In the event that the condition has not been satisfied or waived by the close of business on 27 May 2004, the Offer will lapse and cease to be capable of further acceptance and the Offeror will cease to be bound by any prior acceptances. Any Form of Acceptance which you may have lodged will be returned to you within fourteen (14) days thereafter.

The Articles contain provisions allowing the Offeror, subject to receiving acceptances of the Offer in respect of the requisite number of Ordinary Shares, to compulsorily acquire the Ordinary Shares of any Shareholders who do not accept the Offer. As a result of the irrevocable undertakings given to the Offeror by the Investors and the Major Shareholders, the Offeror can invoke these compulsory acquisition provisions if not all Shareholders accept the Offer. Further details of these provisions are set out in paragraph 3 of Appendix I of this document.

The compulsory acquisition provisions in the Articles essentially prevent the Offer from failing as a result of Shareholders not accepting the Offer. Consequently, those Shareholders who do not accept the Offer will have the Offer accepted on their behalf.

The Major Shareholders and the Investors have given undertakings to accept, or procure acceptance of, the Offer, and have delivered to the Offeror duly completed Forms of Acceptance in respect of all of the Ordinary Shares held by them. These undertakings have been given in respect of 45,278,083 Ordinary Shares, representing approximately 84.8 per cent of the issued ordinary share capital of Evolutec. The undertakings include undertakings given by directors of Evolutec holding 1,949,144 Ordinary Shares comprising, in aggregate, approximately 3.6 per cent of the Ordinary Shares currently in issue.

4. INFORMATION ON NEWCO

The Offeror was incorporated on 9 March 2004 for the purposes of acquiring Evolutec. The board of directors of the Offeror comprises the current board of directors of Evolutec namely:

As you may recall from the circular to Shareholders dated 3 July 2002, 3PC Investment Trust plc (since renamed Active Capital Trust plc), a fund managed by ISIS Asset Management plc, has been granted warrants to subscribe for 3,000,000 ordinary shares in the capital of Evolutec at 10p per share. It has been agreed with Active Capital Trust plc that these warrants will lapse and be replaced by warrants over an equivalent number of ordinary shares in the capital of the Offeror exercisable at the same price and on the same terms. It is the Offeror's understanding that these new warrants will be exercised at the time of the proposed flotation on AIM.

The Offeror has agreed with the Investors that the subscription agreement dated 29 July 2002 and summarised in the circular referred to above will apply so far as is relevant to the Offeror in the same way it applies to Evolutec.

Articles of association of the Offeror have been adopted in the same form as the Articles.

5. ADMISSION OF NEW ORDINARY SHARES TO AIM

As mentioned, the purpose of establishing Newco and making the Offer is to enable an application to be made for the shares in Newco to be admitted to trading on AIM. Newco will be in contact with shareholders shortly to advise as to the steps to be taken in order to give effect to this. Neither Newco nor Evolutec can give you an assurance that the shares in Newco will actually be admitted to trading on AIM.

6. SHARE OPTION SCHEMES

Newco will be making separate proposals in due course to the holders of options in Evolutec.

7. **ACTION TO BE TAKEN**

To accept the Offer you must complete, sign and return the enclosed Form of Acceptance, in accordance with the instructions in this document and the Form of Acceptance, so as to be received by post or by hand to Evolutec Group Limited, Magdalen Centre, Oxford Science Park, Oxford OX4 4GA (for the attention of Janita Whittingham) together with the relevant share certificates and/or other documents of title, if applicable, as soon as possible and, in any event, so as to arrive no later than 3.00 p.m. on 27 May 2004. A reply paid envelope is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of the Offeror.

Yours faithfully

David Bloxham
Chairman

APPENDIX I: Procedure for Acceptance of the Offer

This section should be read together with the notes on the Form of Acceptance.

1. **ACCEPTANCE**

(a) **Completion of the Form of Acceptance**

To accept the Offer, the Form of Acceptance must be completed and returned. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer. Please note that if you hold shares under different designations, you should complete a separate Form of Acceptance in respect of each designation. Additional Forms of Acceptance are available from Janita Whittingham of Evolutec (telephone number 01865 784070).

To accept the Offer

To accept the Offer in respect of all your Ordinary Shares, you must complete Boxes 1 and 3 and, where appropriate, Box 4 and in all cases you must sign Box 2 on the Form of Acceptance **in the presence of a witness, who should also sign in accordance with the instructions printed thereon.**

If you have any question as to how to complete the Form of Acceptance, please telephone Chris Mackie or Alisa Buchan of Olswang (telephone number 020 7067 3000).

(b) **Return of the form of Acceptance**

To accept the Offer, the Form of Acceptance should be completed in accordance with the instructions in this document and on it and then returned by post or by hand to Evolutec Group Limited, Magdalen Centre, Oxford Science Park, Oxford OX4 4GA (for the attention of Janita Whittingham), together (subject to paragraphs (c) and (d) below) with the relevant share certificate(s) and/or other document(s) of title, if applicable, as soon as possible, **but in any event so as to arrive no later than 3.00 p.m. on 27 May 2004.** A reply paid envelope for use in the United Kingdom only is enclosed for your convenience. Shareholders will need to affix appropriate postage if mailing from outside the United Kingdom. No acknowledgement of receipt of documents will be given by or on behalf of the Offeror. The choice of what method of delivery a Shareholder choose to use to return the Form of Acceptance is at such Shareholder's own risk.

Any Form of Acceptance received in an envelope postmarked in any US Restricted Jurisdiction, Canada or Japan or otherwise appearing to the Offeror or its agents to have been sent from any US Restricted Jurisdiction, Canada or Japan may be rejected as an invalid acceptance of the Offer. For further information on overseas Shareholders, see paragraph (e) below.

(c) **Documents of title**

A completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return the Form of Acceptance, as stated above, so as to be received by Evolutec Group Limited, Magdalen Centre, Oxford Science Park, Oxford OX4 4GA (for the attention of Janita Whittingham), by no later than 3.00 p.m. on 27 May 2004. You should send with the Form of Acceptance any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. No acknowledgement of receipt of documents will be given. If you have lost your share certificate(s) and/or other document(s) of title, you should contact Janita Whittingham *on 01865 784070), for a letter of indemnity for lost share* certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post to Evolutec Group Limited, Magdalen Centre, Oxford Science Park, Oxford OX4 4GA (for the attention of Janita Whittingham).

(d) **Validity of acceptance**

Without prejudice to Parts A and B of Appendix II, the Offeror reserves the right, exercisable in its sole discretion (subject to the terms of the Offer) to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or (as applicable) which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no share certificate in respect of the New ordinary shares will be sent until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to the Offeror have been received.

(e) **Overseas Shareholders**

The attention of Shareholders who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 3 of Part A of Appendix II to this document and to the relevant provisions of the Form of Acceptance.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements.

If you are in any doubt as to the procedure for acceptance, please contact Chris Mackie or Ailsa Buchan of Olswang on 020 7067 3000.

2. SETTLEMENT

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Shareholder is entitled under the Offer (except as provided in paragraph 3 of Part A of Appendix II in the case of certain overseas Shareholders), will be despatched to Shareholders (i) in the case of acceptances received complete in all respect by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date or (ii) in the case of acceptances received completed in all respects after that time but while the Offer remains open for acceptance, within 14 days of such receipt. Share certificates in respect of the New ordinary shares will be despatched by first class post.

If the Offer does not become or is not declared unconditional in all respects, share certificate(s) and/or other document(s) of title will be returned by post within 14 days of the Offer lapsing, to the person or agent whose name and address (outside any US Restricted Jurisdiction, Canada and Japan) is set out in Box 3 of the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address.

All documents and remittances sent by, to or from Shareholders or their appointed agents will be sent at their own risk.

3. COMPULSORY ACQUISITION PROVISIONS IN THE ARTICLES

Article 11.4 of the Articles contains provisions allowing the Offeror, subject to receiving acceptances of the Offer in respect of the requisite number of Ordinary Shares, to compulsorily acquire the Ordinary Shares of any Shareholders who do not accept the Offer.

Article 11.4 of the Articles provides that, if an offeror, having made offers to all Shareholders which are acceptable to the holders of 70 per cent or more of the Ordinary Shares held by the Investors and the holders of at least 50 per cent of the Ordinary Shares, receives valid acceptances which would on completion result in such offeror becoming the holder of at least 75 per cent of the issued ordinary share capital of Evolutec, then such offeror may give notice to any non-accepting Shareholder:

(i) requiring him to accept the offer within 14 days; and

(ii) providing that, if such non-accepting Shareholder does not accept the offer within 14 days, he shall nevertheless be deemed to have:

  (a) accepted the offer in respect of the Ordinary Shares held by him; and

  (b) irrevocably waived any pre-emption rights he may have in relation to the Ordinary Shares held by him.

Article 11.4 of the Articles further provides that:

(i) on the expiry of the 14 day notice period referred to above, each Shareholder is obliged to deliver to the offeror (or as the offeror may direct) an executed stock transfer form and the share certificate(s) in respect of the Ordinary Shares held by him together with an executed waiver of pre-emption rights (if appropriate); and

(ii) if any Shareholder fails to deliver such documents to the offeror he shall be deemed to have appointed any director of Evolutec to be his agent and attorney to execute such documents (as appropriate) on his behalf and, against receipt by Evolutec (on trust for the relevant Shareholder) of the appropriate consideration from the offeror, to deliver such executed documents to the offeror; and

(iii) after the offeror (or its nominee) has been registered as the holder of the Ordinary Shares transferred in accordance with the Article, the validity of such transaction shall not be questioned by any person.

Immediately prior to the Offer being made, duly executed and completed Forms of Acceptance were delivered to the Offeror by:

(i) the Investors in respect of all of the Ordinary Shares held by them; and

(ii) the Major Shareholders in respect of all of the Ordinary Shares held by them, comprising 36.3 per cent of the Ordinary Shares in issue.

Therefore the Offer has been accepted by the requisite percentages of Shareholders and the Offeror has received acceptances which would result in it becoming the holder of at least 75 per cent of the issued ordinary share capital of Evolutec. As such, the Offeror is entitled, under Article 11.4 of the Articles, to give the notice to Shareholders referred to above.

This document constitutes notice under Article 11.4.1 of the Articles, to all Shareholders requiring them to accept the Offer within 14 days, that is, by 27 May 2004. If any Shareholder does not accept the Offer by 27 May 2004, he shall be deemed to have accepted the Offer in respect of all of the Ordinary Shares held by him and to have irrevocably waived any pre-emption rights that he may have in relation to the Ordinary Shares held by him. Shareholders can accept the Offer by returning a duly executed and completed Form of Acceptance in accordance with the instructions set out in this Appendix 1.

On 27 May 2004, each Shareholder who has not accepted the Offer will be obliged to deliver to the Offeror an executed stock transfer form and the share certificate(s) in respect of the Ordinary Shares held by him. If any such non-accepting Shareholder fails to deliver such documents to the Offeror by 28 May 2004, he will be deemed to have appointed any director of the Offeror to be his agent and attorney to execute the relevant documents on his behalf and, against receipt by Evolutec (on trust for the relevant non-accepting Shareholders) of the appropriate consideration from the Offeror, to deliver such executed documents to the Offeror.

4. UNITED KINGDOM TAXATION

The following paragraphs, which are intended as a general guide only, are based on current UK taxation law and Inland Revenue practice as at the date of this document. They summarise certain limited aspects of the UK taxation treatment of the acceptance of the Offer on the position of Shareholders who are the beneficial owners of their Ordinary Shares, who hold their Ordinary Shares as an investment and who are resident in the UK for taxation purposes.

If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than the UK, such as the US, you should consult an appropriate professional adviser immediately.

(a) UK taxation of capital gains and corporation tax on chargeable gains

Liability to UK taxation on chargeable gains will depend on the particular circumstances of each Shareholder.

It is expected that each Shareholder will not be treated as having made a disposal of his Ordinary Shares for the purposes of UK capital gains taxation or corporation tax on chargeable gains to the extent that he is issued with New ordinary shares in exchange for his Ordinary Shares under the Offer. Instead, his holding of the New ordinary shares will be treated as the same asset as his holding of Ordinary Shares, acquired at the same time and for the same consideration as he acquired his Ordinary Shares. For each Shareholder who (either alone or together with persons connected with him) holds more than 5 per cent of, or of any class of, shares in or debentures of Evolutec, this treatment is only available where the disposal of the Ordinary Shares on the terms of the Offer is being effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Shareholders are advised that clearance is being sought from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of this last point. The Offer is not conditional on such clearance being given.

Any subsequent disposal of New ordinary shares may, depending on the shareholder's personal circumstances, give rise to a charge to UK taxation.

(b) Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

The following comments are intended only as a guide to the general position and do not relate to persons such a market-makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, to whom special rules apply.

(i) Acceptance of the Offer

No stamp duty or SDRT will be payable by Shareholders as a result of accepting the Offer.

(ii) New ordinary shares

No stamp duty or SDRT will be payable on the issue of the New ordinary shares.

(c) Other tax matters

If the New ordinary shares are treated as the same asset as the Ordinary Shares as outlined at (a) above, and the clearance under section 138 Taxation of Chargeable Gains Act is received in advance of the share for share exchange, then the acquisition of Ordinary Shares under the terms of the Offer should not lead to the withdrawal of eligibility for relief under the Enterprise Investment Scheme where certificates have already been issued by the Company or the withdrawal of 'eligible and qualifying' status for the purposes of investment by Venture Capital Trusts.

APPENDIX II

Part A: Condition and Further Terms of the Offer

Except where the context otherwise requires, any reference in Parts A and B of this Appendix II and in the Form of Acceptance to:

(i) the "**acceptance condition**" means the condition as to acceptances set out in paragraph 3 of the letter from the Offeror on pages 4 to 7 of this document;

(ii) the "**Offer becoming unconditional**" means the condition of the Offer concerning acceptances of the Offer having been satisfied or becoming satisfied or being satisfied and includes the Offer being declared unconditional; and

(iii) an "**extension of the Offer**" shall include an extension of the date by which the acceptance condition has to be fulfilled.

The following further terms apply, unless the context otherwise requires, to the Offer:

1. **ACCEPTANCE PERIOD**

(a) The Offer will initially be open for acceptance until 3.00 p.m. on 27 May 2004 but if it becomes unconditional, it will remain open for acceptance for a further 14 days and thereafter until closed by the Offeror (without notice).

(b) The Offer shall not be capable of becoming unconditional after 3.00 p. m. on 27 May 2004.

2. **GENERAL**

(a) The Offer will lapse unless the condition to the Offer has been fulfilled or if capable of waiver, waived, by 3.00 p.m. on 27 May 2004.

(b) No acknowledgement of receipt of any Form of Acceptance, share certificates or other document(s)of title will be given by or on behalf of the Offeror. All communications, notices, certificates, documents of title, other documents and remittances to be delivered by or to or sent to or from Shareholders (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such Shareholders (or their designated agent(s)) at their risk.

(c) Settlement of the consideration to which any Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled as against such Shareholder.

(d) The instructions, terms, provisions and authorities contained in or referred to in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document shall, unless the context otherwise requires, have the same meaning when used in the Form of Acceptance.

(e) The Offer, the Form of Acceptance and all acceptances thereof and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the jurisdiction of the courts of England and his agreement that nothing shall limit the rights of the Offeror to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(f) Any omission to despatch this document or the Form of Acceptance or any notice required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

(g) The Offeror reserves the right, exercisable in its sole discretion, to treat acceptances of the Offer and/or elections pursuant thereto as valid if received by or on its behalf at any place or places or in any manner determined by it otherwise than as stated herein or in the Form of Acceptance.

(h) All mandates and other instructions to the Company given by Shareholders or in force relating to holdings of Ordinary Shares will, unless and until revoked, continue in force in relation to the New ordinary shares issued to such Shareholders.

(i) All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Part A or in Part B of Appendix II to this document or in the Form of Acceptance are given by way of security for the performance of the obligations of the Shareholders concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

(j) The Offer extends to any Shareholder to whom this document, the Form of Acceptance and any related documents may not have been despatched or by whom such documents may not be received and such Shareholders may collect copies of those documents from Janita Whittingham of Evolutec Group Limited on 01865 784070. The Offeror reserves the right to notify any matter, including the making of the Offer, to all or any Shareholders with a registered address outside the United Kingdom (or whom the Offeror knows to be nominees, trustees or custodians for such persons) by announcement in the United Kingdom or paid advertisement in a daily newspaper published and circulated in the United Kingdom, in which event such notice shall be deemed to have been sufficiently given notwithstanding any failure by Shareholder(s)to receive or see such notice, and all references in this document to notice, or the provision of information in writing, by the Offeror and/or its agents shall be construed accordingly.

(k) The Offer is made on 11 May 2004 and is capable of acceptance in accordance with its terms on or after that date. Forms of Acceptance are available for collection from Janita

Whittingham of Evolutec Group Limited, Magdalen Centre, Oxford Science Park, Oxford OX4 4GA.

(l) If the Offer does not become or is not declared unconditional, Forms of Acceptance, share certificates and other documents of title will be returned by post within 14 days of the Offer lapsing, to the person or agent whose name and address (outside any US Restricted Jurisdiction, Canada and Japan) is set out in Box 3 of the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside any US Restricted Jurisdiction, Canada and Japan). No such documents will be sent to an address in any Restricted US Jurisdiction, Canada or Japan.

(m) All acceptances of the Offer are irrevocable and may not be withdrawn.

3. **OVERSEAS SHAREHOLDERS**

(a) The making of the Offer in, or to certain persons resident in, or citizens or nationals of, jurisdictions outside the UK and the availability of the New ordinary shares, may be prohibited or affected by the laws of the relevant overseas jurisdiction. Such overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas Shareholder wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities, and the payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any overseas Shareholder will be responsible for any issue, transfer or other taxes or other requisite payments by whomsoever payable and the Offeror, and any person acting on its behalf, shall be fully indemnified and held harmless by such Shareholder for any such issue, transfer or other taxes or other requisite payments as the Offeror and any person acting on its behalf may be required to pay.

(b) The Offer is not being made, directly or indirectly, in or into any US Restricted Jurisdiction or by the use of the mails of, or by any means or instrumentality (including, but not limited to, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any US Restricted Jurisdiction, nor is the Offer being made in or into Canada or Japan and the Offer cannot be accepted by any such use, means or instrumentality from within any US Restricted Jurisdiction, Canada or Japan. Furthermore, the New ordinary shares to be issued pursuant to the Offer have not been and will not be registered under the Securities Act and the relevant clearances have not been and will not be obtained from the Securities Commission of any province or territory of Canada. No prospectus in relation to the New ordinary shares has been, or will be, lodged with or registered by the Australian Securities Commission and no steps have been nor will any be taken to enable the New ordinary shares to be offered in Japan in compliance with applicable securities laws in Japan. Accordingly, unless an exemption under relevant securities law is applicable, such securities may not be directly or indirectly offered, sold or delivered in or into any US Restricted Jurisdiction, Canada, Australia or Japan or to or for the account or benefit of any person resident in any US Restricted Jurisdiction, Canada, Australia or Japan without compliance with applicable security laws of such US Restricted Jurisdiction, Canada, Australia or Japan. The Offeror currently believes that an exemption may be available to permit the acceptance of the Offer by its current Australian shareholders.

The New ordinary shares proposed to be issued in the United States in connection with the Offer will be issued pursuant to Rule 802 under the Securities Act and, where available, to exemptions from registration or qualification under State securities laws. Depending on the current status of the Ordinary Shares held by Shareholders who are resident in the US surrendered in the Offer, the New ordinary shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the US Securities Act. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in New ordinary shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act"), holders of New ordinary shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The New ordinary shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

(c) The Offeror will not (unless otherwise determined by the Offeror in its sole discretion and save as provided for in paragraph 3(i) below) mail, distribute or deliver, or authorise the mailing, distribution or delivery of, this document, the Form of Acceptance or any related offering document in or into or from any US Restricted Jurisdiction, Canada or Japan, or to any person resident in a US Restricted Jurisdiction, Canada or Japan, including (without limitation) to Shareholders with registered addresses in any US Restricted Jurisdiction, Canada or Japan or to persons whom the Offeror knows to be trustees, nominees or custodians holding Shares for such persons. The Offeror will not mail, distribute or deliver, or authorise the mailing, distribution or delivery of, this document, the Form of Acceptance or any related offering document to more than 20 persons resident in Australia. Persons receiving such documents (including, without limitation, trustees, nominees or custodians) must not distribute, send or mail them in, into or from any US Restricted Jurisdiction, Canada, Australia or Japan or to any person resident in any US Jurisdiction, Canada, Australia or Japan or use the Canadian, Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer, and doing so may invalidate any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use the Canadian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer or such election. Envelopes containing Forms of Acceptance should not be postmarked in any US Restricted Jurisdiction, Canada or Japan or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside any US Restricted Jurisdiction, Canada or Japan for the receipt of the consideration to which they are entitled under the Offer, or for the return of Forms of Acceptance, certificates for Ordinary Shares and/or other documents of title.

(d) A Shareholder will be deemed not to have validly accepted the Offer if: (i) he puts "No" in Box 5 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph (c) of Part B of this Appendix II (ii) having inserted in or having completed Box 3 of the Form of Acceptance with a registered address in any US Restricted Jurisdiction, Canada or Japan or having a registered address in any US Restricted Jurisdiction, Canada or Japan he does not insert in Box 4 of the Form of Acceptance the name and address of a person or agent outside any US Restricted Jurisdiction, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent, subject to the provisions of this paragraph 3 and applicable laws (iii) he inserts in Box 4 of the Form of Acceptance the name and address of a person or agent in any US Restricted Jurisdiction, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent, subject to the provisions of this paragraph 3 and applicable laws or (iv) the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to the Offeror or its agents to have been sent from any US Restricted Jurisdiction, Canada or Japan or a person resident in any US Restricted Jurisdiction, Canada or Japan.

The Offeror reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph (c) of Part B of this Appendix II could have been truthfully given by the relevant Shareholder and, if such investigation is made and as a result the Offeror cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

(e) The Offeror will not authorise the delivery of any documents of title in respect of New ordinary shares, into or from any US Restricted Jurisdiction, Canada or Japan or to any person (i) who is, or whom the Offeror has reason to believe is, a person resident in any US Restricted Jurisdiction, Canada or Japan or (ii) who is unable or fails to give the representation and warranty set out in paragraph (c) of Part B of this Appendix II or (iii) with a registered address in any US Restricted Jurisdiction, Canada or Japan. Any person in Canada who acquires any securities allotted pursuant to the Offer may be subject to resale restrictions under applicable securities laws in Canada.

(f) Neither the Offeror nor any agent or adviser or director of the Offeror nor any person acting on behalf of it shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer pursuant to the provisions of this paragraph 3 of Part A of this Appendix II or otherwise in connection therewith.

(g) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance or any related offering documents in, into or from any US Restricted Jurisdiction, Canada, Australia or Japan or uses the mails of or any means or instrumentality (including without limitation facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, any US Restricted Jurisdiction, Canada, Australia or Japan in connection with such forwarding, such person should (i) inform the recipient of such fact (ii) explain to the recipient that such action may (subject to paragraph 3(i) below) invalidate any purported acceptance by the recipient and (iii) draw the attention of the recipient to this paragraph 3.

(h) As used in this document and in the Form of Acceptance, the "**United States**" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, "**US person**" has the same meaning as in Regulation S under the Securities Act and may include, without limitation, (i) any individual who is a resident or citizen of the United States and (ii) a corporation, partnership or other entity created or organised in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of the source, provided however that the term "**US person**" shall not include a branch or agency of a United States bank or insurance company that is operating outside the United States for valid business reasons as a locally registered branch or agency engaged in the banking or insurance business and not solely for the purposes of investing in securities not registered under the Securities Act.

(i) The provisions of this paragraph 3 and/or any other terms of the Offer relating to overseas Shareholders may be waived, varied or modified as regards a specific Shareholder or Shareholders or on a general basis by the Offeror in its absolute discretion. The provisions of this paragraph 3 shall have precedence over any terms of the Offer which are inconsistent with them.

Part B: Form of Acceptance

Each Shareholder by whom, or on whose behalf, any Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with the Offeror and its agents (so as to bind him and his personal representatives, heirs, successors and assigns) that:

(a) the execution of a Form of Acceptance shall constitute:

 (i) an acceptance of the Offer in respect of the number of Ordinary Shares inserted in Box 1 of the Form of Acceptance; and

 (ii) an undertaking to execute any further documents, take any further action and given any further assurances which may be required in connection with the foregoing

 in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and each such acceptance and election shall be irrevocable;

(b) the Ordinary Shares in respect of which the Offer is accepted or deemed to be accepted are sold with full title guarantee and free from all liens, charges, encumbrances, equities, rights of pre-emption and any other third party rights of whatsoever nature and together with all rights now or hereafter attaching thereto, including the right to receive all dividends or other distributions (if any) declared, paid or made after the date of this document;

(c) unless "No" is inserted in Box 5 of the Form of Acceptance, such Shareholder:

 (i) (if such Shareholder is a citizen, resident, or national of a jurisdiction outside the United Kingdom) has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in the Offeror or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof; and

 (ii) both:

  (A) is not resident in any US Restricted Jurisdiction or in Canada or Japan and is not acting on behalf of a person resident in any US Restricted Jurisdiction, Canada or Japan and that he will not, directly or indirectly, hold or acquire New ordinary shares to or for the account or benefit of any person resident in any US Restricted Jurisdiction, Canada or Japan with a view to the offer, sale or delivery, directly or indirectly, of any New ordinary shares in any US Restricted Jurisdiction, Canada or Japan or to a person resident in any US Restricted Jurisdiction, Canada or Japan; and

(B) has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from any US Restricted Jurisdiction, Canada or Japan, or any other jurisdiction where such actions may constitute a breach of any legal or regulatory requirements, and has not utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any US Restricted Jurisdiction, Canada or Japan or such other jurisdiction, is accepting the Offer from outside any US Restricted Jurisdiction, Canada or Japan and is not an agent or fiduciary acting on a on-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal who has given instructions with respect to the Offer from outside any US Restricted Jurisdiction, Canada or Japan;

(d) the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, the irrevocable appointment of each of the Offeror and/or any of its directors or agents as such Shareholder's attorney and/or agent, with an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the Ordinary Shares referred to in paragraph (a) (i) of this Part B above in favour of the Offeror or such other person or persons as the Offeror may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent, together with the share certificate(s) and/or other document(s) relating to such Ordinary Shares, for registration within six months of the Offer becoming unconditional in all respects and to execute all such documents and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in the Offeror or its nominee(s) or as it may direct such Ordinary Shares;

(e) the execution and delivery of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, separate irrevocable authorities and requests:

(i) to the Company or its agents, to procure the registration of the transfer of the Ordinary Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to the Offeror or as it may direct;

(ii) (subject to the provisions of paragraph 3 of Part A of this Appendix II) to the Offeror or its agents, to procure that such Shareholder's name is entered on the register of holders of New ordinary shares in respect of the New ordinary shares to which such Shareholder becomes entitled;

(iii) to the Offeror or its agents, to procure the despatch by post of a certificate or other document(s) of title for the New ordinary shares to which an accepting Shareholder becomes entitled pursuant to his acceptance of the Offer (and at the risk of such person) to the person whose name and address (outside any US Restricted Jurisdiction, Canada and Japan) is set out in Box 4 of the Form of Acceptance or, if none is set out, to the person whose name and address (outside any US Restricted Jurisdiction, Canada or Japan) is set out in Box 3 of the Form of Acceptance or to the first-named holder at his registered address (outside any US Restricted Jurisdiction, Canada and Japan);

(iv) to the Offeror or its agents, to record and act, in respect of the New ordinary shares to be received by such Shareholder, upon any instructions with regard to payments or notices which have been recorded in the records of the Company in respect of such Shareholder's holding(s) of Ordinary Shares;

(f) the execution of the Form of Acceptance constitutes a separate authority to any director of the Offeror and/or its agents and the irrevocable appointment of any such director and/or agent as such Shareholder's attorney and/or agent within the terms of paragraph 2 of Part A of this Appendix II;

(g) after the Offer becomes or is declared unconditional in all respects (or if the Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and pending registration:

(i) the Offeror shall be entitled to direct the exercise of any votes attaching to any Ordinary Shares in respect of which the Offer has been accepted or is deemed to have been accepted and any other rights and privileges attaching to such Ordinary Shares, including the right to requisition a general meeting or separate class meeting of the Company, such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(ii) the execution of the Form of acceptance by an Shareholder constitutes, with regard to the Ordinary Shares comprised in such acceptance:

(A) an authority to the Company and/or its agents from such Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of the Offeree to the Company at its registered address;

(B) the irrevocable appointment of the Offeror or any of its directors or agents to sign such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Ordinary Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting on his behalf and/or to execute a form of proxy in respect of such Ordinary Shares appointing any person nominated by the Offeror to attend general or separate class meetings of the Company or its members or any of them and to exercise the votes attaching to such Ordinary Shares on his behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C) the agreement of such Shareholder not to exercise any of such rights without the consent of the Offeror and the irrevocable undertaking of such shareholder not to appoint a proxy or representative for or to attend any such general meeting or separate class meeting;

(h) he will deliver, or procure the delivery, to Evolutec Group Limited, Magdalen Centre, Oxford Science Park, Oxford OX4 4GA (for the attention of Janita Whittingham) his share certificate(s) and/or other documents(s) of title in respect of the Ordinary Shares in respect of which the Offer has been accepted or is deemed to have been accepted by him or an indemnity acceptable to the Offeror in lieu thereof, as soon as possible and in any event within three months of the Offer becoming unconditional in all respects;

(i) the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

(j) if he accepts the Offer, the Shareholder shall do all such acts and things as shall be necessary or expedient to vest in the Offeror or its nominees or such other persons as it may decide the Ordinary Shares as aforesaid;

(k) the Shareholder agrees to ratify each and every act or thing which may be done or effected by the Offeror, or by any of its directors or agents or the Company or its agents, as the case may be, in the proper exercise of any of his or its powers and/or authorities conferred by or referred to in Part A or this Part B of Appendix II;

(l) the execution of the Form of Acceptance and its delivery constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of the Offeror to bring any action, suit or proceeding arising out of or in connection with the Offer or in any other manner permitted by law or in any court of competent jurisdiction;

(m) if any provision of Part A or of this Part B of Appendix II shall be unenforceable or invalid or shall not operate so as to afford the Offeror or any of its directors or agents the full benefit of the authorities and powers of attorney expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents as may be required or desirable to enable the Offeror, any of its directors or agents to secure the full benefit of such authorities and powers of attorney;

(n) on execution, the Form of Acceptance shall take effect as a deed; and

(o) the execution of the Form of Acceptance constitutes a submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England.

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Acceptance unless the context otherwise requires:

"Articles"	the articles of association of the Company;
"Company" or "Evolutec"	Evolutec Limited;
"Directors"	the directors of the Offeror whose names appear on page 3 of this document;
"Form of Acceptance" or "Form"	the form of acceptance and authority for use in connection with the Offer accompanying this document;
"Investors"	3i Group plc, The AiM VCT plc, AiM VCT 2 plc and Active Capital Trust plc (formerly 3PC Investment Trust plc);
"Major Shareholders"	David Bloxham, John Burke, Graeme Hart, Mark Carnegie-Brown, National Environment Research Council, Jane Watermeyer, Rock (Nominees) Limited, Deutsche Bank Nominees (Jersey) Limited, Michael Newman, Scotland & Associates, Robert Gray, Sir Martin Wood, Lady Audrey Wood, Andrew Ransford, Neville Pinnington, Valerie Pinnington and Wynne Weston-Davies;
"Newco" or "Offeror"	Evolutec Group Limited, a company incorporated in England and Wales (registered no. 5067291) whose registered office is at Magdalen Centre, Oxford Science Park, Oxford OX4 4GA;
"New ordinary shares"	the ordinary shares of 10p each in the capital of the Offeror proposed to be issued pursuant to the Offer;
"Offer"	the offer being made by the Offeror to acquire all the Ordinary Shares as described in this document including, where the context requires, any subsequent revision, variation, extension or renewal thereof;
"Offer Document"	this document;

"Ordinary Shareholders" or "Shareholders"	the holders of Ordinary Shares (including nominees, trustees or custodians);
"Ordinary Shares"	the existing issued or unconditionally allotted ordinary shares of 10p each in the capital of the Company;
"Securities Act"	the United States Securities Act of 1933 (as amended);
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland; and
"US Restricted Jurisdiction"	means any jurisdiction in the United States of America (including each State and the District of Columbia), its territories and possessions where it would be unlawful to make the Offer without prior registration or qualification and there is no applicable exemption from registration or qualification, which jurisdictions do not include California, Florida, New Jersey, Texas, Washington and Virginia.

Exhibit 1.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the accompanying offer document dated 11 May 2004 (the "Offer Document"). If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

All words and expressions defined in the Offer Document have the same meaning in this Form of Acceptance. The terms and conditions of the Offer as contained or referred to in the Offer Document, are deemed to be incorporated herein.

FORM OF ACCEPTANCE AND AUTHORITY

in respect of the

OFFER

by

EVOLUTEC GROUP LIMITED

for

EVOLUTEC LIMITED

If you have sold or otherwise transferred all your Ordinary Shares, please send this document and the accompanying Offer Document and a reply paid envelope to the purchaser or the transferee or the bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. **However, such documents should not be distributed, forwarded or transmitted in or into any US Restricted Jurisdiction, Canada, Australia or Japan.**

The Offer is not being made, directly or indirectly, in or into any US Restricted Jurisdiction, Canada or Japan and neither this document nor the accompanying Offer Document is being mailed or otherwise distributed or sent in or into any US Restricted Jurisdiction, Canada or Japan. Furthermore, the New ordinary shares to be issued pursuant to the Offer have not been, and will not be registered, under the Securities Act or under any of the relevant securities laws of Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities laws is applicable, the New ordinary shares may not be offered, sold or delivered, directly or indirectly, in or into any US Restricted Jurisdiction, Canada, or Japan. All Shareholders who would, or otherwise intend to, forward this document or the accompanying Offer Document to any jurisdiction outside the United Kingdom should read paragraph 3 of Part A of Appendix II to the Offer Document before taking any action.

Acceptances should be despatched as soon as possible but in any event so as to be received not later than 3.00 pm on 27 May 2004.

HOW TO COMPLETE THE APPLICATION FORM

1

The Offer

To accept the Offer, insert in Box 1 the total number of Ordinary Shares you hold. You may only accept the Offer in respect of all your Ordinary Shares.

You must sign Box 2 in accordance with the instructions set out herein and complete Box 3 and, if appropriate, Box 4.

If no number, or a number less or greater than your entire holding of Ordinary Shares, is inserted in Box 1 and you have signed Box 2, you will be deemed to have accepted the Offer in respect of your entire holding of Ordinary Shares (being your entire holding under the name and address specified in Box 3).

2

Signatures

You must sign Box 2 regardless of which other box(es) you complete and, in the case of a joint holding, arrange for all other joint holders to do likewise. Each holder must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the joint registered holders. The same witness may witness each signature of the joint holders. If the acceptance is not made by the registered holder(s), insert the name(s) and capacity (e.g. Executor) of the person(s) making the acceptance.

A company may either execute as a deed under seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations or, if applicable, in accordance with section 36A of the Companies Act 1985.

3

Full name(s) and address(s)

Complete Box 3 with the full name and address of the sole or first-named registered holder together with the full names and addresses of all other joint holders in BLOCK CAPITALS.

4

Alternative address

Insert in Box 4 your own name and address (but not an address in any US Restricted Jurisdiction, Canada, or Japan) or the name and address of the person or agent (for example, your bank, but not in any US Restricted Jurisdiction, Canada or Japan) to whom you wish the consideration or returned documents to be sent if not the same as in Box 3. Box 5 must be completed by holders with registered address in any US Restricted Jurisdiction, Canada, or Japan or holders who have completed Box 3 with an address in the United States, Canada, Australia or Japan.

5

U.S. and other overseas persons

If you are unable to give the representations and warranties required by paragraph (c) of Part B of Appendix II to the Offer Document, YOU MUST PUT "NO" IN BOX 5; if you do not put "NO" in Box 5 you will be deemed to have given such representations and warranties and unless the Offeror exercises its rights to treat your acceptance as valid, you will be deemed not to have validly accepted the Offer. Your attention is drawn to Box 4.

complete corresponding boxes on pages 3 and 4

PLEASE COMPLETE AS EXPLAINED ON PAGES 2 AND 4

1

TO ACCEPT THIS OFFER

Complete Boxes 1 and 3 (and, if appropriate, Box 4) and sign Box 2

Box 1

No. of Ordinary Shares for which you are accepting the Offer

2

ALL REGISTERED HOLDERS MUST SIGN HERE TO ACCEPT THE OFFER AND GIVE THE REQUIRED WARRANTIES

EXECUTION BY INDIVIDUALS

Box 2

Signed and delivered as a deed by:	In the presence of:	
Signature	Signature of Witness	Name and address of Witness
Signature (joint holder)	Signature of Witness	Name and address of Witness
Signature (joint holder)	Signature of Witness	Name and address of Witness
Signature (joint holder)	Signature of Witness	Name and address of Witness

IMPORTANT: EACH REGISTERED HOLDER WHO IS AN INDIVIDUAL MUST SIGN IN THE PRESENCE OF A WITNESS WHO MUST ALSO SIGN AND PRINT HIS/HER NAME AND ADDRESS WHERE INDICATED IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN

EXECUTION BY A COMPANY

** The common seal of the Company named below was affixed/Executed as a deed on behalf of the Company named below** in the presence of/acting by:

Name of Company	Signature	Name of Director
**Delete as appropriate	Signature	Name of Director/Secretary**

3

FULL NAME(S) AND ADDRESS(ES)

Box 3

First registered holder

Forename(s)

Surname (Mr/Mrs/Miss/Ms/Title)

Address ______________________________

____

Postcode______________________________

Third registered holder

Forename(s)

Surname (Mr/Mrs/Miss/Ms/Title)

Address ______________________________

____

Postcode______________________________

Second registered holder

Surname (Mr/Mrs/Miss/Ms/Title)

Address ______________________________

____

Postcode______________________________

Fourth registered holder

Surname (Mr/Mrs/Miss/Ms/Title)

Address ______________________________

____

Postcode______________________________

4

Box 4

Address (outside any US Restricted Jurisdiction, Canada, Australia or Japan) to which consideration and/or other documents is/are to be sent, if not that of the first-named registered holder.

Name______________________________ Agent's reference ______________________________

Address

Postcode

5

OVERSEAS SHAREHOLDERS

Please put "no" in Box 5 if you are unable to give the warranties relating to overseas Shareholders in paragraph (c) of Part B of Appendix II to the Offer Document.

Box 5

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM OF ACCEPTANCE

In order to be effective this Form of Acceptance must, except as mentioned below, be signed as a deed by the registered holder or, in the case of a joint holding, by ALL the joint holders, or under a power of attorney and in accordance with the notes on page 2. A corporation must execute this Form of Acceptance as a deed in accordance with the notes on page 2.

In order to avoid delay and inconvenience to yourself, the following points may assist you:-

1. **If a holder is away from home (eg abroad or on holiday)**

   Send this Form of Acceptance by the quickest means (eg airmail), but not into any US Restricted Jurisdiction, Canada, Australia or Japan to the holder for execution or, if he has executed a power of attorney, have this Form of Acceptance signed by the attorney. In the latter case, the power of attorney should be lodged with this Form of Acceptance for noting. No other signatures are acceptable.

2. **If you have sold or otherwise transferred all of your holding of Ordinary Shares**

   You should at once send this Form of Acceptance and the Offer Document to the purchaser or transferee or the bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

3. **If the sole holder has died**

   If probate or letters of administration have been registered with the Company, this Form of Acceptance must be signed by the personal representative(s) of the deceased holder.

   If probate or letters of administration have been granted but have not been registered with the Company, the personal representative(s) or prospective representative(s) should sign this Form of Acceptance and forward it to Evolutec Group Limited at the address given below with the share certificate(s) and/or other document(s) of title and with a sealed copy of the probate or letters of administration as soon as possible.

   If probate or letter of administration have not been granted, the personal representative(s) or prospective personal representative(s) should sign this Form of Acceptance and forward it to Evolutec Group Limited at the address given below with the share certificate(s) and/or other document(s) of title. However, a sealed copy of the probate or letters of administration must be lodged with Evolutec Group Limited at the address given below before the consideration due under the Offer can be forwarded to the personal representative(s).

4. **If one of the joint holders has died**

   This Form of Acceptance is valid if signed by all surviving joint holders and lodged with the share certificate(s) and/or other document(s) of title and, in all cases, the death certificate, probate or letters of administration of the deceased holder.

5. **If your share certificate(s) is/are held by your bank or other agent**

   If your share certificate(s) and/or other document(s) of title are with your bank or other agent, you should complete this Form of Acceptance and, if the certificate(s) is/are readily obtainable, arrange for it/them to be lodged by such agent with Evolutec Group Limited at the address given below, accompanied by the share certificate(s) and/or other document(s) of title.

   If the share certificate(s) is/are not readily obtainable, lodge this Form of Acceptance duly completed together with a note saying eg "certificate(s) to follow", and arrange for the certificate(s) to be forwarded as soon as possible thereafter. It is helpful for your agent to be informed of the full terms of the Offer.

6. **If your share certificate has been lost**

   Complete and lodge this Form of Acceptance together with a letter of explanation and any certificate(s) available, with Evolutec Group Limited at the address given below. You should then write to Evolutec Group Limited for a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Evolutec Group Limited at the address given below in support of this Form of Acceptance.

7. **If your name or other particulars differ from those appearing on the share certificate eg:**

   (a) **Incorrect name e.g.**

Name on certificate	James Smith
Correct name	James Smythe

   complete this Form of Acceptance with the correct name and lodge it, accompanied by a letter from your bank or solicitor confirming that the person described on the certificate and the person who has signed this Form of Acceptance are one and the same.

   (b) **Incorrect address: write the correct address in Box 4 of this Form of Acceptance**

   (c) **Change of name: lodge your marriage certificate or the deed poll with this Form of Acceptance for noting.**

The consideration due to you under the Offer cannot be sent to you until all relevant documents have been properly completed and lodged either by post or by hand with Evolutec Group Limited at Magdalen Centre, Oxford Science Park, Oxford OX4 4GA (for the attention of Janita Whittingham).